RECEIVED FEB 28 2003 207

03011847

AB 3/5/03

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-51513

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Support Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7335 East Orchard Road Suite 200
(No. and Street)

Greenwood Village, CO 80111
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Patty DeLucas (720)489-1630
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JDS Professional Group
(Name – *if individual, state last, first, middle name*)

5655 S. Yosemite Street Suite 100 Englewood, CO 80111
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, H. Allen Sharkey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Support Services, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

H Allen Sharkey
Signature

President
Title

Susan Rudy
Notary Public

My commission expires 10/19/06

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUPPORT SERVICES, INC.

Financial Statements As Of
December 31, 2002 and 2001

Together With Independent Auditors' Report

JDS professional group
certified public accountants, consultants and advisors

JDS professional group
certified public accountants, consultants and advisors

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
of Support Services, Inc.:

We have audited the accompanying statements of financial condition of Support Services, Inc. ("SSI") as of December 31, 2002 and 2001, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of SSI's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Support Services, Inc. at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

JDS Professional Group

Englewood, Colorado
February 5, 2003

Members:
American Institute of Certified Public Accountants • Colorado Society of Certified Public Accountants
5655 S. Yosemite Street, Suite 100 • Englewood, CO 80111-3218 • 303 771 0123 • 303 771 0078 fax
www.jdscpagroup.com

SUPPORT SERVICES, INC.

Statements Of Financial Condition
As Of December 31, 2002 and 2001

ASSETS	2002	2001
Cash	$ 72,630	$ 127,827
Receivables from non-customers	53,100	126,209
Securities Owned:		
Government securities money fund, at market value	183,366	279,653
NASDAQ stock	8,500	8,500
Property and Equipment:		
Office equipment and furniture	55,811	55,811
Data processing equipment and software	215,997	93,424
Total Property and Equipment	271,808	149,235
Less accumulated depreciation	(105,713)	(93,330)
Net Property and Equipment	166,095	55,905
Other Assets:		
Prepaid income taxes	30,637	
Other prepaid expenses	38,334	17,702
Deferred tax asset	29,365	19,924
TOTAL ASSETS	$ 582,027	$ 635,720

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
Liabilities:		
Accounts payable	$ 13,955	$ 25,945
Accrued expenses	92,421	139,949
Deferred revenue	67,913	87,084
Deferred tax liability	13,914	14,945
Total Liabilities	188,203	267,923
Stockholders' Equity:		
Common Stock	71,760	71,760
Common Stock - Class B	5,000	5,000
Retained earnings	317,064	291,037
Total Stockholders' Equity	393,824	367,797
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 582,027	$ 635,720

The accompanying notes are an integral part of the financial statements.

SUPPORT SERVICES, INC.

Statements Of Income
For The Years Ended December 31, 2002 and 2001

	2002	2001
Revenue:		
Service fees	$1,083,591	$ 882,556
Commission and related revenue	189,549	339,800
Interest	3,713	10,653
Other	20,369	32,320
Total Revenue	1,297,222	1,265,329
Expenses:		
Salaries and benefits	928,263	850,172
Office	83,512	94,816
Recruiting and marketing	116,265	
Meetings and travel	57,915	46,958
Professional fees	8,696	13,911
Building expense	56,965	57,088
Depreciation	12,383	14,537
Other	840	9,239
Total Expenses	1,264,839	1,086,721
Net income before income taxes	32,383	178,608
Income tax expense	6,356	59,465
NET INCOME	$ 26,027	$ 119,143

The accompanying notes are an integral part of the financial statements.

SUPPORT SERVICES, INC.

Statements Of Changes In Stockholders' Equity
For The Years Ended December 31, 2002 and 2001

	Common Stock		Retained	Total Stockholder
	Shares	Amount	Earnings	Equity
Balance, December 31, 2000	12,176	$ 76,760	$ 241,894	$ 318,654
Dividends paid			(70,000)	(70,000)
Net income			119,143	119,143
Balance, December 31, 2001	12,176	76,760	291,037	367,797
Net income			26,027	26,027
Balance, December 31, 2002	12,176	$ 76,760	$ 317,064	$ 393,824

The accompanying notes are an integral part of the financial statements.

SUPPORT SERVICES, INC.

	2002	2001
Cash flows from operating activities:		
Net income	$ 26,027	$ 119,143
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation and amortization	12,383	11,703
Changes in operating assets and liabilities:		
(Increase) decrease in accounts receivable	73,109	(81,963)
(Increase) decrease in prepaid income taxes	(30,637)	1,695
(Increase) decrease in prepaid expenses	(20,632)	1,992
(Increase) in deferred tax asset	(9,441)	(1,074)
Increase (decrease) in accounts payable	(11,990)	956
Increase (decrease) in accrued expenses	(47,528)	51,448
Increase (decrease) in deferred revenue	(19,171)	87,084
(Decrease) in deferred tax liability	(1,031)	(1,298)
Net cash provided by (used in) operating activities	(28,911)	189,686
Cash flows from investing activities:		
Acquisitions of property and equipment	(122,573)	(593)
Maturity of note		70,000
Net cash provided by (used in) investing activities	(122,573)	69,407
Cash flows from financing activities:		
Dividends paid		(70,000)
Net cash (used in) financing activities		(70,000)
NET INCREASE (DECREASE) IN CASH AND CASH	(151,484)	189,093
Cash And Cash Equivalents, Beginning Of Year	407,480	218,387
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 255,996	$ 407,480
Cash and cash equivalents:		
Cash	$ 72,630	$ 127,827
Government securities money fund	183,366	279,653
Total cash and cash equivalents, end of year	$ 255,996	$ 407,480
Supplemental cash flow disclosure:		
Income tax payments	$ 78,323	$ 30,223

The accompanying notes are an integral part of the financial statements.

(1) **Nature Of Company**

Support Services, Inc. ("SSI") is a Colorado Corporation that markets and services retirement programs to health care providers, processes workers' compensation and unemployment insurance claims, and provides other "fee for service" services to hospitals and other health care providers. SSI is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). SSI operates pursuant to SEC Rule 15c3-3(k)(1) limiting its broker-dealer business to the distribution of variable life insurance or annuities, including the sub-accounts thereof, as well as, mutual funds sold within 401(a), 403(b), 401(k), and 457 retirement plans. SSI is a subsidiary of the Colorado Health & Hospital Association ("CHA"), a non-profit organization.

(2) **Summary Of Significant Accounting Policies**

Basis Of Accounting

The financial statements of SSI have been prepared on the accrual basis.

Cash And Cash Equivalents

For purposes of the Statement of Cash Flows, SSI considers demand deposits and short-term investments with original maturities of 3 months or less as cash and cash equivalents.

Revenue Recognition

The accompanying financial statements of SSI have been prepared on the accrual basis of accounting. Income collected before being earned is recorded as deferred revenue and is recognizable within one year.

Compensated Absences

Accrued expenses include accrued vacation and sick leave. The accrual is for vacation and sick leave benefits that employees have earned but not yet taken as of year end.

Allowance For Doubtful Accounts

Due to the nature of accounts receivable, no allowance for doubtful accounts is deemed necessary.

Use Of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are stated at cost. SSI's assets are being depreciated using the straight-line method of depreciation. Estimated useful lives used in depreciation calculations are as follows:

	Estimated Useful Lives
Office equipment and furniture	7 - 20 years
Data processing equipment and software	3 - 5 years

Income Taxes

SSI uses the asset and liability method as identified in Statements of Financial Accounting Standards No. 109, Accounting For Income Taxes.

(3) **Common Stock**

Voting class - $10 par value, 50,000 common stock shares authorized, 7,176 shares issued and outstanding. Owned 100% by CHA.

Non-voting - $1 par value, 50,000 common stock - class B shares authorized, 5,000 shares issued and outstanding. Owned 75% by CHA and 25% by Colorado Hospital Association Trust for Workers' Compensation.

(4) **Employee Benefit Plan**

SSI has a fully vested, non-contributory, defined contribution pension plan covering all full-time employees who have completed two years of service. Employer contributions are based upon a percentage of eligible employees' salaries. The contributions for the years ended December 31, 2002 and 2001 were $58,593 and $53,219 respectively.

(5) **Leases**

Minimum future rental payments under non-cancelable operating leases are as follows:

Year Ended December 31	
2003	$ 64,848
2004	57,083
	$ 121,931

Total rent and lease expense for the years ended December 31, 2002 and 2001 were $70,298 and $71,000, respectively.

(6) **Net Capital Requirements**

SSI is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2002, SSI had net capital of $78,040, which was $65,493 in excess of its required net capital of $12,547. SSI's net capital ratio was 2.4 to 1.

(7) **Deferred Tax Asset**

Deferred income taxes for the years ended December 31, 2002 and 2001, reflect the impact of temporary differences between the amounts of assets and liabilities recorded for financial reporting purposes, as well as such amounts as measured in accordance with tax laws.

The items which comprise a significant portion of deferred income tax assets for the years ended December 31, 2002 and 2001, are as follows:

	2002	2001
Deferred tax assets:		
Compensated absences and bonuses	$ 29,365	$ 19,924
Deferred tax liabilities:		
Depreciation	13,914	14,945
Deferred income tax asset (liability), net	$ 15,451	$ 4,979

Significant components of the provision for income taxes are as follows:

	2002	2001
Current:		
Federal	$11,859	$ 45,187
State	3,274	8,166
Total Current	15,133	53,353
Deferred:		
Federal	(7,002)	5,562
State	(1,775)	550
Total deferred	(8,777)	6,112
Total income tax expense	$ 6,356	$ 59,465

The reconciliation of income tax computed at statutory rates of income tax expense is as follows:

Statutory rate	18.00%	34.00%
State income taxes, net of federal benefit	3.40	3.40
Other items, net	(1.40)	(4.10)
Effective tax rate	20.00%	33.30%

(8) **Related Party Transactions**

SSI paid CHA $54,930 in rent for office space in CHA's building in 2002 and 2001, respectively. In addition, SSI reimbursed CHA for various office supplies and office equipment used during 2002 and 2001. SSI's Board of Directors generally approves and distributes dividends for the prior year in the subsequent year. SSI did not pay dividends during the year ended December 31, 2002 and paid CHA dividends of $52,500 during the year ended December 31, 2001.

SUPPORT SERVICES, INC.

Computation Of Net Capital Under Rule 15c3-1
Of The Securities And Exchange Commission
As Of December 31, 2002

SCHEDULE I

Net capital		
Total stockholders' equity qualified for net capital	$	393,824
Add:		
Deferred tax liability		13,914
Total capital		407,738
Deductions and/or charges:		
Nonallowable assets:		
Investment - NASDAQ stock		8,500
Receivables from non-customers		53,100
Net property and equipment		166,095
Prepaid income taxes		30,637
Other prepaid expenses		38,334
Deferred tax asset		29,365
Haircuts on investments		3,667
Net capital	$	78,040
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable	$	13,955
Accrued expenses		92,421
Deferred revenue		67,913
Deferred tax liability		13,914
Total aggregate indebtedness	$	188,203
Computation of basic net capital requirement		
Minimum net capital required	$	12,547
Excess net capital at 1,000 percent	$	59,220
Ratio: Aggregate indebtedness to net capital		2.4 to 1

Reconciliation with SSI's computation:

There is no material difference between audited net capital and SSI's computation as reflected in Part II of Form X-17A-5 as of December 31, 2002, and therefore no reconciliation is necessary.

SCHEDULE II

Statement of Changes in Liabilities Subordinated to Claims of Creditors	Not applicable
Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	Exemption from rule 15c3-3 is claimed (limited basis)
Information Relating to the Possession or Control Requirements Under Rule 15c3-3	Exemption from rule 15c3-3 is claimed (limited basis)
A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3	Exemption from rule 15c3-3 is claimed (limited basis)
A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation	Not applicable

JDS professional group
certified public accountants, consultants and advisors

RECEIVED FEB 2 8 2003

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
of Support Services, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Support Services, Inc. (the "Company"), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has

Members:
American Institute of Certified Public Accountants • Colorado Society of Certified Public Accountants
5655 S. Yosemite Street, Suite 100 • Englewood, CO 80111-3218 • 303 771 0123 • 303 771 0078 fax
www.jdscpagroup.com

responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers (NASD), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

JDS Professional Group

Englewood, Colorado
February 5, 2003